GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司



Our Ref : GCSS-EL/1046/03/LTR

03022129

26 May 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 14 May 2003 (*Chairman's Address at Annual General Meeting of Subsidiary Companies*);
- 16 May 2003 (*News Release on Re-Opening of Millenium Hilton Hotel in New York*); and
- 21 May 2003 (*Trading Update and Results for the three months ended 31 March 2003 released by Subsidiary, Millennium & Copthorne Hotels plc*).

Yours faithfully,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

MASNET No. 65 OF 14.05.2003
Announcement No. 96

CITY DEVELOPMENTS LIMITED

CHAIRMAN'S ADDRESS GIVEN AT ANNUAL GENERAL MEETINGS OF SUBSIDIARY COMPANIES

14 May 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

CHAIRMAN'S ADDRESS GIVEN AT ANNUAL GENERAL MEETINGS OF SUBSIDIARY COMPANIES

We attach herewith for your information copies of the Chairman's address given at the annual general meetings of the following subsidiaries, namely CDL Hotels New Zealand Limited, CDL Investments New Zealand Limited and Kingsgate International Limited held on 13 May 2003 which were released yesterday to the New Zealand Stock Exchange.


CDLHAddress.


CDLIAddress03.


KICAddress03.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 14/5/2003 to the SGX

CDL HOTELS NEW ZEALAND LIMITED

Chairman's Address to Annual Meeting
May 2003

Ladies and Gentlemen

Without a doubt CDL Hotels' performance in the financial year ending 31 December 2002 was excellent. For that period the company reported a group net profit after tax of $17.1 million, up 60% on the $10.7 million recorded in the previous year. This was a record profit. Clearly this was a great achievement and one that highlights the potential of the Group after going through a rebuilding phase in the latter part of the year 2000.

To put our latest performance into perspective I would now like to review the past five years. You will note the following:

- The net profit after tax is the highest in the last five years;
- With the exception of the 1999 year, the profit was extracted from revenue that was the lowest it has been for five years. This highlights our ability to efficiently manage our asset base and contain costs;
- Net asset backing per share now stands at 63.9 cents. This has risen by 11% in five years.
- Total liabilities have fallen by 53.1% in the last five years and currently sit at $129.9 million. It would be of interest to shareholders to note that the parent company, CDL Hotels does not have any bank borrowings at all with total assets of $212.7 million;
- The group recorded that the ratio of total liabilities to total assets is the lowest it has ever been;
- The previous year's higher dividend payout has been maintained. This payout is not only the highest in the past five years, but it is a record.

I hope you will agree with me that, based on the above criteria, it really has been an exceptional year. I would now like to take you through the key operational drivers of this result, starting with our core New Zealand hotels business, and then following up with our two subsidiary assets – CDL Investments New Zealand Limited (CDLI) and Kingsgate International Corporation (KIC).

Before I review our operations I would like to welcome Mr Gordon Wilson to the Board. Gordon is the chief operating officer of the Group and has been with the company since 1993.

NEW ZEALAND HOTELS OPERATIONS

CDL Hotels is this country's largest hotel owner and operator, with 28 hotels and 3,576 rooms across 15 locations. We are also one of the largest employers in New Zealand, with approximately 2,400 staff.

As this is the core business of the Group, it was particularly pleasing to see the hotels division underpin our 2002 earnings with a 68% increase in operating profit. Other key supporting performance indicators for the year were:

- an 8.5% increase in revenue to $114.2 million;
- a 5.9% increase in average occupancy over 2001;
- a 4.5% increase in average room rate on previous year;
- and a 10.4% increase in yield, which as you know is a function of occupancy and average room rate.

It is worthy to note that this outstanding result was achieved in what would have to be described as a very unpredictable and challenging environment. For a start, our performance during the first quarter of the 2002 year was affected by the aftermath of the September 11 tragedy.

Furthermore, there were no major international events during the year, except for the Louis Vuitton Cup in Auckland, and three of our hotels were either partly or fully closed for short periods for refurbishment.

I should add here that although the Cup provided a major fillip to Auckland during the last quarter, it was only short lived. With total availability of hotel and apartment accommodation at approximately 2.25 million room nights, Auckland continues to suffer from an oversupply of accommodation.

Given these circumstances, I must say, our ability to maximise performance is a credit to all those involved. Despite there being an oversupply of rooms, the company has generally been successful in maintaining its market share, and in some instances made gains on its competitors.

Looking across our locations, the average occupancies in Christchurch, Queenstown, Rotorua and the provincial centres exceeded the regional industry average, while those in Wellington and Auckland were slightly behind. This was due mainly, as I indicated, to an oversupply of rooms in Auckland, as well as to a readjustment of the corporate sector's usage of Wellington hotels which registered a 11% inventory growth over the last two years.

International visitors to New Zealand continued to play a major role in tourism growth in 2002. For us, this market contributed 62.9% of our total business as compared with 65% in the previous year. With airline capacity remaining static, growth has been driven by the local market.

While international tourism remains important us, the threat of further conflict, such as what we have seen in the Middle East, is still a concern. In addition, whilst Air New Zealand has introduced new services to the USA, we have – for the first time in a significant period – no USA carrier flying to New Zealand. As well, there remains uncertainty about the impact of the proposed Qantas/Air New Zealand alliance and its impact on both capacity and fares in all sectors of their operations.

Corporate business was a substantial contributor to both the revenue and profit of the company. This market, however, continues to be under pressure as competitors strive to replace their lower yielding business and manage off peak inventory with more lucrative corporate business. However, we are now experiencing positive growth in the major business centres from this sector of the market.

A key driver behind our concerted focus on the domestic market is to buffer us from events such as September 11. We have also experienced an increase in domestic leisure business, in part due to our ability to offer a wide range of accommodation and price solutions to this market. It remains a key market for the future development and success of the company.

This being so, Tourism New Zealand continues to do well in promoting the country overseas. The feeling that New Zealand is a safe destination and the success of the Lord of the Rings films bode well, we hope, for continued growth in international visitor arrivals.

Hand in hand with this is the fact that CDL Hotels is part of Millennium & Copthorne Hotels plc (M&C), which owns, operates or manages 91 hotels in 17 countries world-wide. It has hotels in Europe, Asia and the United States of America as well as hotels in the Middle East and North Africa. The New Zealand hotels continue to benefit from this international relationship with M&C as it provides a key strategic link to the global distribution chain and network to promote these local hotels.

With our portfolio of hotels and the diversity of their locations, we can ensure that we remain a company that can accommodate the needs of all travellers – whether they reside in New Zealand or overseas.

As a major employer, we are constantly reviewing our human resources and training strategies. This benefits not only our staff, but also customers and shareholders through improved service and productivity. For example, in the year under review we introduced a new training program targeting the 130 Heads of Departments at our hotels. The results have been excellent, and further programs are planned for the current year.

As well, the Group retains its stringent policy on Occupational Safety and Health. As we have previously told you, these efforts have not gone unnoticed by the Accident Compensation Corporation, which has granted us tertiary status – a position still enjoyed by very few employers.

CDL INVESTMENTS NEW ZEALAND LIMITED

Another pleasing aspect of the 2002 year Group result was the performance of CDL Investments, a company in which we own 60.12%. Its operating profit before tax of $9.5 million was in stark contrast to the $0.3 million loss the previous year. The turnaround in profit performance reaffirms the decision by the board to dispose of the loss-making property services company Knight Frank (NZ) Limited.

During the 2002 year, the company was able to capitalise on what were very favourable market conditions for the property sector – in fact they were the best we have seen for some time.

Population growth, along with the continued low interest rate environment and strong consumer spending, provided New Zealand with plenty of insulation during a year of global uncertainty. Off the back of this CDLI reported a strong lift in sales as well as solid improvement in gross margin, driven in particular by high demand for properties at the top end of the market.

Turnover increased 17.8% to 23.88 million. Section sales numbered 221, up 35.6% on the previous year. Importantly, the company's gross margin improved by 32.6%.

During the year the company acquired a further 10 hectares of land in Albany thus replenishing its land bank which stood at 252 hectares as at 31 December 2002 with a net realisable value of $59.19 million. About 65% of this land bank is located in the upper North Island – principally in Auckland, Hamilton and Tauranga.

KINGSGATE INTERNATIONAL CORPORATION

KIC is 50.74% owned by CDL Hotels. The hotel and property company reported a net operating profit before tax of $12.5 million for the 2002 calendar year, compared to $10.8 million the previous year. Having used up its considerable tax losses, KIC, for the first time in many years, was in a tax-paying position. As a result it reported an after tax profit of $10.2 million. The comparative result was also affected by the stronger New Zealand dollar on KIC's Australian dollar earnings.

Total operating revenue of $50.9 million was down 33% on the previous year. The drop in revenue was primarily due to the reduced number of apartments available for sale at Birkenhead Quays. Revenue attributable from the sale of apartments and land at the Quays in the 2002 year was $12.6 million, down from $37.2 million in 2001. In the 2002 year all but one of the remaining units were sold, and this sale occurred after balance date. In October 2002, the land and the Development Approval originally allocated to Stage 3 of the Project were sold to an unrelated Sydney developer.

The Millennium Hotel Sydney improved its performance in the 2002 year. Despite a fall in occupancy from 80.4% to 77.7%, gross revenue was up 3.2% and the average room rate increased 6.4%. However, the return on this asset has been quite low for some time. Last year the KIC board indicated it was considering an option to either refurbish the hotel

or restructure it so as to enhance its asset value. During the year the decision was made to convert part of the hotel into apartments.

The tower block of the existing hotel, which contains 250 rooms, has been renamed Zenith for the purposes of this development. The Zenith development comprises 97 apartments. Initial expressions of interest in over 50% of the apartments have been noted and this is most encouraging.

The Kingsgate Shopping Centre at the hotel continued to show improvement, as did the Birkenhead Point Shopping Centre. The refurbishment of the Birkenhead Point Marina was completed in the later part of 2002. The positive financial impact of the upgraded facility will be seen in the current year and beyond.

OUTLOOK

The Board remains positive about the long-term growth prospects for the Group. Although global uncertainty lingers, we are very encouraged by the recovery of the New Zealand hotels market from the effects of September 11. However, the impact of the SARS epidemic to our New Zealand and Australian business is still being evaluated and is difficult to predict.

Though the hotel market continues to be highly competitive, our ongoing focus on yield growth in concert with a strategy of building our domestic sales base through innovative marketing programs should continue to bear fruit. Building up the domestic base will also provide a buffer for any fluctuations in international visitor flows. At the same time our links to the international network of our parent company, M&C, will ensure we maintain or improve market share.

Coming off a very good year, the board of CDLI is confident of another satisfactory performance. While there are signs that the market may ease in light of worldwide uncertainty, CDLI is on a sound footing and well-positioned to take advantage of opportunities as they arise.

Initiatives continue to be taken by KIC to improve value. The response to our decision to close the Millennium Hotel Sydney and replace it with an apartment complex has very encouraging. The closure of the Hotel will result in a drop in revenue for KIC. With completion expected by the end

of 2004 for the Zenith project, the full benefits from sales should begin to be realised during that year.

Once this project is completed, KIC will be in a prime position to review its operations.

Finally, I am happy to say that the 2003 year has started positively, with good initial trading results throughout the Group. Barring unforeseen circumstances, the Board expects another profitable year.

Thank you.

CDL INVESTMENTS NEW ZEALAND LIMITED

CHAIRMAN'S ADDRESS

TO THE SHAREHOLDERS ON MAY 13, 2003

Ladies and Gentlemen:

CDL Investments reported a satisfying performance for the 2002 financial year as the company capitalised on what were very favourable market conditions for the property sector.

Good migration inflows, along with the continued low interest rate environment and strong consumer spending provided New Zealand with plenty of insulation during a year of global uncertainty.

It is fair to say that market conditions for our land-based operations were as good as we have experienced for some time.

As a result, the company reported an operating profit of $9.51 million and a net profit after tax of $5.99 million for the year ended 31 December 2002. This is in stark contrast to the previous year when the company reported an after tax loss of $264,000.

The turnaround certainly supports our decision to dispose of the loss making property services subsidiary, Knight Frank New Zealand Limited. The sale of this asset was settled on the 28th of March 2002.

Looking at sales, CDL Land New Zealand Limited reported an 18% increase in total revenue to $23.88 million, reflecting both an increase in sales as well as a shift towards properties at the higher end of the market.

In total the company sold 221 sections during the period under review compared with 163 the previous year. More importantly, the company's gross margin improved by 32.6%, boosted by demand for higher end properties such as Waimanu Bay Auckland.

DIVIDEND

The return to profitability coupled with the fact that the company has imputation credits available to it, this enabled us to reinstate the payment of a dividend. Your directors recommend the payment of a dividend of 1.6 cents per share. As well, the Dividend Reinvestment Plan established in 1998 applied to this dividend, enabling shareholders to choose either a fully imputed cash dividend or ordinary shares in lieu.

OPERATIONS

As I mentioned economic conditions were favourable for most of the year.

A particular feature during the period under review was the continued population growth, which is a key determinant in driving demand for residential property. Added to this was the fact that high net worth individuals made up a significant portion of the migration inflow and this fuelled demand for residential properties at the top end of the market, which in turn had a knock-on effect through the rest of the market.

Coupled with this we also enjoyed a continuation of a low interest rate environment throughout 2002, this provided a solid platform for demand and price growth in the domestic property market. As well, the New

Zealand dollar was reasonably low for much of the year and this benefited the rural community and exporters and drove income growth and consumption.

Adding further to demand was a pick up in the supply of new houses. This led to a significant lift in confidence in the "spec" building market during the year.

In line with this demand for residential properties, the company sold all but six of its available sites at Waimanu Bay in Auckland. Elsewhere, all available sections at Highfields in Waitakere City, Ranfurly Rise in Manukau and Brookhaven in Christchurch were sold, plus strong sales were recorded in the Hamilton developments.

While conditions were favourable, the year was not without its challenges, particularly with regards to maintaining a competitive land bank during a period when sales and prices were escalating. To this end the company has been able to maintain its land bank in key growth areas, it also remains well positioned in the sector.

CURRENT PORTFOLIO

During the year, a further 10 hectares of land was purchased at Albany, this took our land bank back to 252 hectares as at the 31st of December 2002 – two thirds of which are located in the upper North Island.

The net realisable value of the land bank as determined by DTZ New Zealand Ltd was $59.2 million, which is similar to the previous year's level. This value was made up of fully developed property, property under development and 219 hectares of undeveloped land.

Since balance date two further developed sites totalling 10.4 hectares of land have been purchased in Henderson.

RISK MANAGEMENT

Managing the company's exposure to business cycles is certainly a key consideration of ours and vital to our long-term profitability. We have a number of measures in place to retain our flexibility both operationally and financially.

For example, we always look to minimise our commitment to long-term contracts, maintain a diversified portfolio of land developed sites and ensure our balance sheet is appropriately geared.

In essence, the company is well positioned to take advantage of opportunities as and when they arise.

Managing risk is also about ensuring we are mindful of the importance of environmental protection in maintaining a high quality of life for all New Zealanders.

We are committed to the spirit of the Resource Management Act and as such we carry out extensive planning and consultation to ensure developments are carried out responsibly and with minimum impact on the environment and the community.

OUTLOOK

As I said earlier, market conditions in 2002 were as good as they have been in a long time and certainly our performance reflected this. It is pleasing to note that the momentum has carried through into 2003. Though we have made a good start to the year, there are however, early signs the top end of the market may be overheated.

Immigration, for example, which was a key driver for 2002, has been hit with new restrictions, this is likely to have an effect on demand. Furthermore, the rising dollar is already eating into the returns of the rural community. This will inevitably have a trickle down affect on the provinces. Other exporters will also be feeling the affects of a higher Kiwi dollar.

Added to the mix is a slowing economy, the effect on confidence of continued global uncertainty. So clearly there are some real challenges ahead.

Having said that, we remain relatively confident about the year before us. Certainly, as I mentioned, there is still considerable momentum in the market. Demand is such that we are developing a further 137 new sections from the land holding at Auckland and 115 lots at Hamilton.

With a sound balance sheet and a substantial land bank across most market sectors, we are well positioned to take advantage of any opportunities in the market when they exist, and to ride out the more difficult times when these occur.

At this stage the board and management remain confident of the ongoing profitability of the company and, barring any unforseen circumstances, we expect a satisfactory result in the current year.

Thank you for your attention.

KINGSGATE INTERNATIONAL CORPORATION LIMITED
Chairman's Address to Annual Meeting
13 May 2003

Ladies and Gentlemen:

It is fair to say that 2002 has been a very eventful year for Kingsgate International and certainly one that sees us at a pivotal point in our history.

While I will go into more detail later in my address, I would like to give you a quick snapshot of significant events that have occurred during the year:

- The completion of the $A2.7 million upgrade of Birkenhead Point Marina, which is expected to increase its revenue by around 25% and its profit by about 50%
- The completion of the sale of stages 1, 2 and 3 of the Birkenhead Quays residential project. This project has been very successful, making a significant contribution to the company's profits in recent years
- All available tax losses have been used up, bringing the company into a tax paying position
- Last, but certainly not least, is the decision to convert part of the Millennium Hotel Sydney into luxury strata-titled apartments. Already at this early stage there has been significant interest from prospective buyers. The sales process has already started with settlement expected in 2004

Outside the Hotel conversion there are no other major developments on our books. With the Quays project largely completed and all tax losses absorbed, Kingsgate is, as I mentioned, at a pivotal stage and, as such, is in a prime position to review its options for the future.

I would now like to review our financial performance for the year ending 31 December 2002. For the year under review, the company reported an operating profit before tax of $12.5 million. This figure would have been some 4.7% higher had it not been for the effects of a stronger New Zealand dollar on the company's Australian dollar earnings. That being so the result was still a satisfactory improvement on the previous year's profit of $10.8 million.

As I have already indicated, another significant impact on the 2002 earnings was that the company moved into tax paying status. For many years, Kingsgate has had considerable income tax losses available to it and as such has not had to pay income tax. However, as of September 2002 all those Australian tax losses were fully absorbed. This resulted in Kingsgate incurring a tax charge of $2.3 million, bringing its after tax profit to $10.2 million. This compares to $10.8 million the previous year, which, of course, had no tax burden.

Looking at the revenue side of the equation, this was down 33%, from $76.4 million to $50.9 million. The principal reason for this fall related to a drop in income from the sale of apartments and land at Birkenhead Quays from $37.2 million to $12.6 million as the project neared completion.

Revenue from our other operations was modestly higher but again exchange rate fluctuation flattened the performance. On the other hand cashflow from all operations was particularly encouraging and we were able to reduce borrowings by 33% from $65 million to $43 million.

I would now like to take you through our operations.

Millennium Hotel Sydney

The Millennium Hotel Sydney improved its performance in the 2002 year despite experiencing a continuance of the tough operating conditions we have seen in recent years. Although occupancy fell from 80.4% to 77.7%, gross revenue was up 3.2% and the average room rate increased 6.4%, bringing more revenue per room. In all, this culminated in a very pleasing 49% lift in net operating profit over the previous year.

Among the factors the hotel had to contend with during the year was the impact of the Soccer World Cup in Korea and Japan, which diverted much of the hotel's inbound business from Asia and the UK in the early part of the year. At the same time we saw the continuing threat of international world terrorism, which affected travel to Australia, particularly from New Zealand and Europe.

Then we saw a continued slump in the food and beverage revenues in line with an overall decline in conference and catering business across Sydney.

Tight control of overhead expenses and costs as well as targeted marketing programmes helped us contend with these very trying conditions.

Although the hotel's performance was pleasing given the circumstances, the fact is that the return on assets has been quite low for some time. Basically the hotel's age and tired appearance makes it difficult to complete with the many new or refurbished 4 and 5 star hotels in Sydney's CBD and Darling Harbour area. In recent years, Kings Cross, where the hotel is situated, and nearby suburbs have seen former hotels covert to residential apartments as the area demographics change from tourism-dependent to community housing.

Last year the Kingsgate board indicated it was considering whether to refurbish the hotel or restructure it to enhance its value. As I mentioned earlier the decision was made during the year that the best option was to convert the 250-roomed hotel into 97 luxury apartments. To this end the hotel was closed in March 2003.

The tower block of the existing hotel has been renamed Zenith for the purposes of this development. Although there have been suggestions that the Australian apartment market may be overheated, initial expressions of interest have been noted in over 50% of the apartments and this is most encouraging.

Kingsgate Shopping Centre

The Kingsgate Shopping Centre, situated at the hotel, continued to improve its performance. Although turnover was up only 1%, this was a good result given that approximately 1,000 square metres of floor-space was held back mid-year pending redevelopment, plus the revenue stream from the lease of the communications tower ceased in September.

In an environment of increased competition, the average rental rate per square metre decreased by 1%. However, average occupancy increased 4.2% to 84.5% and the major tenants at the shopping centre continue to perform very well. I should add that during the last quarter occupancy stood at 95.3% of available space.

Discussions are continuing with tenants regarding the logistics surrounding the planned refurbishment of the building.

Birkenhead Point Shopping Centre

The Birkenhead Point Shopping Centre continued on its growth path, increasing revenues by 4.3% and profits by 6% for the period under review. Average occupancy in the retail space increased from 97% to 98% and the centre achieved a 6% increase in the Australian dollar average rental rate per square metre.

This was a very satisfying performance considering the flat retail environment in Australia over the past 12 months and the opening of a competitive factory outlet centre within a 10km radius of Birkenhead Point.

Along with repositioning the centre as a major destination for Labels, Leisure and Lifestyle, a significant reason for the centre's success in 2002 was the relaunch of its Fresh Point food precinct. Not only did this help to improve annual sales in this precinct by 64%, but the campaign also won a major award for Excellence in Shopping Centre Marketing New South Wales 2002 by the Australian Marketing Institute.

Birkenhead Point Marina

The refurbishment of the Birkenhead Point Marina was completed in September 2002, boosting revenue for the last quarter of the year under review by around 25%. This flowed into the full year performance that saw revenue up 11.1% on last year. Occupancy at year end was an excellent 98% on the 177 available berths demonstrating a high demand for such a facility in Sydney.

This is a particularly pleasing outcome given the difficulties we experienced during the year as a result of the late completion of the works.

Birkenhead Quays Project

As I mentioned earlier 2002 saw the completion of the sale of stages 1, 2 and 3 of the very successful Birkenhead Quays residential project. During the year 11 units were sold with the last remaining unit sold in February 2003.

In October the land and architectural drawings for stage 3 were sold to an unrelated Sydney developer. The 4th and final stage of the project is now in the planning phase, although no commitment has been made to proceed.

The Quays project has certainly been a key driver of both revenue and earnings over the years.

Outlook

2003 is certainly looking as if it will be a challenging year for us. For a start the revenue and earnings boost that we have enjoyed over recent years from the Birkenhead Quays project will largely be gone with just the final leg of the project to go.

On top of this, revenue will be clipped as a result of the closure of the Millennium Hotel Sydney in March 2003 and, of course, we are also returning to a tax paying status.

Having said that, the company is still in a strong position. The Kingsgate board is confident that the decision to convert the hotel into apartments will deliver value to shareholders. The planned luxury apartments should sell at a premium due to the building's unique design and its spectacular views. Certainly initial interest in the apartments has been very encouraging. Once the settlement process begins, the revenue generated will provide the company with an important cash fillip.

I would also like the reiterate the fact that the company has been judicious in reducing borrowings. In the past year borrowings have fallen 33%, giving a ratio of total liabilities to total assets of 25.9%.

Among our other operations, the shopping centre assets continue to perform well. Revenue and profits should improve considerably at the Birkenhead Point Marina in 2003 as it takes full advantage of the new refurbishment.

Clearly, the company is at an important juncture in its lifecycle and we will certainly be using this as an opportunity to review our future. But overall the company is in very good shape and in a good position to deliver value to shareholders.

Thank you for your time and attention.

MASNET No. 15 OF 16.05.2003
Announcement No. 15

03 MAY 28 7:21

CITY DEVELOPMENTS LIMITED

NEWS RELEASE ON RE-OPENING OF MILLENIUM HILTON HOTEL IN NEW YORK

16 May 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

NEWS RELEASE ON RE-OPENING OF MILLENIUM HILTON HOTEL IN NEW YORK

We attach herewith for your information a copy of the news release issued today.


Millenium Hilton repoening-1

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 16/05/2003 to the SGX

News Release

For Immediate Release

16 May 2003

Singapore owned Millenium Hilton Hotel in New York re-opens

First luxury hotel in New York Financial District facing Ground Zero to re-open

New York Governor George Pataki and Mayor Michael Bloomberg, were among the VIPs and guests who witnessed the re-opening of the restored Millenium Hilton Hotel – located facing Ground Zero.

The Millenium Hilton, owned by Millennium & Copthorne Hotels plc (M&C), the hotel arm of the Hong Leong Group Singapore, is the first luxury hotel in New York's Financial District to be re-opened after the September 11 terrorist attacks in the U.S. and is seen as a major milestone in the resurgence of Lower Manhattan.

Governor Pataki and Mayor Bloomberg raised the U.S., New York State and New York City flags at the Millenium Hilton at the re-opening ceremony.

Addressing guests, Governor Pataki said, "If 2002 was the year of recovery in Lower Manhattan, 2003 is the year of renewal. The seeds of that renewal are taking hold here, today, as we celebrate the reopening of the Millenium Hilton Hotel. I congratulate all of the hard-working New Yorkers who have brought the Millenium Hilton back to us, in yet another critical step to ensure that Lower Manhattan's best days are yet to come."

Mayor Michael Bloomberg said, "Today we recognize an enormous achievement for the downtown community and I want to welcome back the people who made this possible - the staff of the Millenium Hilton Hotel."

The re-opening ceremony on 5 May included an invocation by Rev. Samuel Johnson Howard, Vicar of Trinity Church and the historic St. Paul's Chapel next door to the Millenium Hilton, participation by the New York Police and Fire Departments and the Port Authority Police Department.

Mr Kwek Leng Beng, Executive Chairman of the Hong Leong Group and Chairman of London-listed M&C said, "The restored Millenium Hilton is literally brand new."

"The staff were wonderful. I would like to take this opportunity to thank them for their dedication and swiftness in evacuating guests from the hotel on the fateful September 11 day," said Mr Kwek.

All 300 people who worked at the hotel pre-September 11 have returned to the hotel at 55 Church Street.

The restored 565-room, 385,466 square foot Millenium Hilton is completely refurbished from the top floor to the lower lobby. The newly configured lobby incorporates clearly defined registration, lounge and bar areas – all featuring contemporary furnishings in a sophisticated palette of colours and materials.

Mr Kwek added. "Hilton has been managing the hotel since 1991 and we have total confidence that guests will continue to enjoy the excellent service associated with the Millenium Hilton," added Mr Kwek.

He said demand for rooms in New York was getting stronger and business at Millenium Hilton has been very encouraging since it re-opened on 5 May. The hotel plans to roll out more floors in phases to capitalise on the increasing demand.

About Millenium Hilton Hotel

Millenium Hilton is the first hotel acquired by the Hong Leong Group outside Singapore. The hotel, located on 55 Church Street, just 200 yards away from the World Trade Centre (WTC), had its façade damaged from the fallout of the collapsed WTC towers. About 50 of the hotel's windows were damaged from flying debris. Despite that, the hotel is among few buildings in close proximity of the WTC to survive the impact of the collapsed WTC towers.

****

For more information, please contact:
Gerry de Silva, Group Corporate Affairs Manager
Hong Leong Group Singapore
9 Raffles Place, #36-00 Republic Plaza, Singapore 048619
Tel: 64289 308/9, 6438 3110 Fax: 6534 3060 Email: gerry@cdl.com.sg

MASNET No. 15 OF 21.05.2003
Announcement No. 15

CITY DEVELOPMENTS LIMITED

Trading Update and Results for the three months ended 31 March 2003 released by Subsidiary, Millennium & Copthorne Hotels plc

21 May 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Trading Update and Results for the three months ended 31 March 2003

We attach herewith a copy of the subject announcement released today by our subsidiary, Millennium & Copthorne Hotels plc, for your information.



Mc q1 03.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 21/05/2003 to the SGX

21 May 2003

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2003

Millennium & Copthorne Hotels plc today provides a trading update and results for the three months ended 31 March 2003.

Group results

- Group turnover £125.1m (2002: £135.6m)
- Group operating profit £9.6m (2002: £18.5m)
- Pre-tax profit £4.7m (2002: £7.6m)

Operational overview

- Ongoing tight control on costs
- Sale of non-core assets in London and China realises £6.1m of profit
- Significant SARS impact on Singapore and Hong Kong in second half of March
- Post period end:
  - Improvement in trading in the United States and Europe since the end of the war in Iraq
  - Asian business continued to be severely affected by SARS during April and May
  - Reopening of the Millenium Hilton in New York

Commenting today, Mr Kwek Leng Beng, Chairman, said:

"Despite challenging conditions we made a promising start to the year with Group RevPAR for the period to 21 February 2003 down only 2% on the prior year. However, the accelerated build up to and the subsequent war in Iraq had a severe impact on international travel. This was compounded by the outbreak of SARS in the second half of March which significantly impacted our operations in Asia.

"The war in Iraq is over and we are experiencing a significant improvement in the business environment in Europe and the USA. Asia continues to be affected by SARS but following the strong control and precautionary measures introduced by the Singapore government we expect

the World Health Organisation to declare Singapore SARS free in the near future. Furthermore, we are encouraged by the measures taken by other countries in the region to control the disease. Clearly the containment of SARS in Asia will result in a further improvement in Group trading."

Millennium & Copthorne will hold its Annual General Meeting today at the Millennium Hotel London Mayfair, Grosvenor Square, London at 10.00am.

Enquiries to:

John Wilson, Chief Executive — 020 7872 2444
Millennium & Copthorne Hotels plc

David Thomas, Finance Director — 020 7872 2444
Millennium & Copthorne Hotels plc

Nick Claydon/Kate Miller/Chi Lo — 020 7404 5959
Brunswick Group Limited

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2003

The Group's majority shareholder, City Developments Limited, will this year introduce quarterly reporting following the issue of a new regulation to this effect for all companies listed on the Singapore Stock Exchange. In order to comply with London Stock Exchange requirements, Millennium & Copthorne Hotels plc will now also issue quarterly trading updates as well as the year end and interim statements. This initial release is comprehensive to ensure that all aspects of the current trading environment are addressed.

SUMMARY OF PERFORMANCE

At the time of the Preliminary Announcement in March we stated that 2003 would be a challenging year due to the prospect of war in Iraq and worldwide economic uncertainty. In March the build up to the war resulted in a severe impact on international travel. The conflict is over and we are experiencing an improvement in the business environment in Europe and the USA. However, the hotel industry in Asia has now been severely affected by the impact of the SARS virus on travel in that region. The virus did not have a major impact until the third week in March but it has seriously affected business in April and May.

We also outlined the position regarding the Millenium Hilton in New York that had been closed since 11 September 2001. On 5 May it was reopened with a ribbon cutting ceremony by Mayor Bloomberg and we now have nearly half of the 561 rooms open. The refurbished rooms are in demand and we anticipate that all of the rooms will be opened by mid summer. The legal action with the insurance company has not been settled and to ensure our accounting is prudent we have not recognised any business interruption income from this hotel in 2003. The hotel incurred a loss of US$4.1m the first quarter 2003 relating to on-going fixed expenses and pre-opening costs. This compares to a net profit of US$2.1m, after recognising business interruption insurance, for the equivalent period in 2002.

Our turnover for the first quarter of 2003 was £125.1m, a reduction of £10.5m. Group operating profit was £9.6m (2002: £18.5m) and profit before tax was £4.7m (2002: £7.6m). Earnings per share was 0.6p (2002: 0.9p). Group RevPAR was down 5% on the equivalent period in 2002.

In response to very challenging market conditions we have successfully continued to drive sales at a local level to maintain and improve market share. We continue to monitor our cost base carefully and we have put in place further cost reductions, both in terms of staffing levels and by restricting other expenses. The Group is continuing the review of non-core assets and seeking opportunities to realise shareholder value.

REGIONAL PERFORMANCE

The results and key operating statistics for this period are set out in full in the appendix. In order to assist the understanding of these results, the commentary that follows is based upon statistics presented in constant currency on a like for like basis.

UNITED STATES

New York

In New York, we have continued our policy of targeting volume through tactical marketing and our occupancy has remained high at 81.2% (2002: 82.8%) despite the severe winter weather and the Iraq conflict. Overall, RevPAR fell by 9% in the quarter as a result of the pressure on average rates, particularly those offered via the Internet which is becoming an increasingly popular booking channel.

The Millenium Hilton re-opened on 5 May as a "brand new" hotel and it is well positioned in the New York market. Initial bookings have been encouraging with all available rooms fully booked on most days. We are focussed on fully reopening the hotel as soon as possible. The legal action with the insurance company has not been settled and we have therefore not recognised any business interruption income from this hotel in 2003. In the first half of 2003 our projected net charge to the profit and loss account is forecast to be US$9.2m mainly resulting from pre-opening costs compared to a net profit of US$4.5m in 2002. This is reported as other operating expenses.

Regional US

We have seen some encouraging signs in the year to date in this region. Occupancy in this region has begun to improve and was nearly 7 percentage points up on 2002. This more than compensated for the fall of 10% in average room rate to produce a very pleasing increase in RevPAR of 4% for the period.

Our large convention hotels in St Louis and Cincinnati both performed well and they increased their combined occupancy by 10 percentage points, conversely our other large convention property in this region, the Millennium Biltmore Hotel Los Angeles, maintained its occupancy at just below 2002 but suffered a significant fall in average rate. Other good performances were in the Millennium hotels in Boulder, Chicago, Minneapolis and the newly rebranded Millennium Maxwell House Nashville, which all showed significant RevPAR improvements.

On 31 March 2003 we acquired the remaining 60% of the share capital held by limited partners in The Sunnyvale Four Points Hotel, California for a net consideration of US$4.2m (£2.6m). This will give us greater flexibility going forward. This 378 room hotel is now wholly owned by the Group.

EUROPE

London

Significant pressure on average rate, combined with generally reduced levels of business, has affected the performance of our London properties. Despite the difficult market conditions our occupancy was above 75%. However, the average rate fell by almost 5% and our RevPAR declined by 11%.

The war in Iraq has further reduced inbound business from the United States but we are continuing with our policy of making tactical price reductions rather than wholesale cuts.

As set out in our preliminary announcement in March, we have recognised a £4.0m profit on the sale of one of our staff hostels. This is reported as profit on the sale of fixed assets.

Rest of Europe

Occupancy showed a minor decrease compared to 2002 but average rate fell by 5% to produce a RevPAR decline of 6%.

Our Millennium Hotel in the centre of Paris achieved a 3% rise in RevPAR mainly through an increase in occupancy. The German hotel market shows no signs of recovery and the combined RevPAR of our two properties was in line with last year. The operating loss in our German hotels was £0.6m.

ASIA

In Asia, our occupancy was nearly five percentage points down on last year and the average rate fell by 1% leading to a reduction in RevPAR of 8%.

The SARS virus did not have a major effect on Singapore or Hong Kong until the second half of March and other countries, such as Taiwan, were not affected until April. The Grand Hyatt Taipei was the best performing hotel in the region with a rise in both occupancy and average rate leading to a 4% increase in RevPAR. However, in late April and May, Taiwan has been more seriously affected by SARS with resultant reductions in room revenues.

The impact of both the war and SARS are being mitigated by cost cutting measures such as a shorter working week for staff, moth-balling of guest rooms and the closure of unprofitable outlets. In addition, both the Hong Kong and Singapore governments have introduced relief packages for the tourist industry, mainly by reducing government levies.

Our Singapore hotels have minimal borrowings and we have no borrowings in Taiwan. Our interest servicing burden is therefore minimal in these countries and their cash position is satisfactory.

South Korea has not been declared as a SARS affected area but business volumes have reduced due to a decline in intra-regional travel.

As set out in our preliminary announcement in March, we have recognised a £2.1m profit on the sale of our shareholding in a partly completed hotel in China. This is reported as profit on the sale of fixed assets.

AUSTRALASIA

Australasia continues to achieve good RevPAR growth and finished the quarter 4% ahead of last year. This was achieved through an increase in average rate, which was boosted by the hosting of the Americas Cup in Auckland between mid February and early March. We remain pleased with the performance of this region.

The Millennium Sydney has now closed and the conversion of one of the towers to residential accommodation has begun. We are continuing to evaluate our options regarding the second tower.

GROUP FINANCE

The Group has considerable financial strength and notwithstanding the impact on the Group of the Iraq conflict and the SARS virus, we do not anticipate any difficulties in continuing to meet our financial obligations.

As at 31 March 2003, the gross asset value is £2.2bn (2002: £2.3bn). The net debt was £703m (2002: £696m). The overall gearing was 51% (2002: 49%). The net debt includes cash balances of £49.5m (2002: £89.3m). Of our gross debt of £752.9m only 10% is due within one year. Our borrowing arrangements are largely asset specific and we have unencumbered assets in excess of £700m.

Our US debt of US$531m is subject to interest hedging arrangements resulting in a blended cost of 6.7%. This arrangement will cease in December 2005 when the interest rate will become US Federal rate (presently 1.75%) plus between 150 to 200 basis points.

We have deferred an element of non-essential capital expenditure and expect the total for the year, including US$25m on the Millenium Hilton, to be in the region of £30m.

CURRENT TRADING AND PROSPECTS

The war in Iraq clearly affected the travel industry both in terms of actual bookings made and by shortening the lead time for future bookings. Many people waited longer than usual before making the final decision to travel and this trend is continuing.

In addition, the SARS virus has effectively isolated Hong Kong, Singapore and now Taiwan. Many Western companies have imposed travel bans to the affected region and Asian based personnel are being discouraged from travelling to other countries for fear of spreading the disease.

As a consequence of the Iraq war and the SARS virus, RevPAR in Asia was down 52% in April. Once the SARS outbreak is contained we hope to see an immediate pick up in travel in the region again. On 7 May, the US Center for Disease Control and Prevention (CDC) took Singapore off its travel advisory list meaning that CDC no longer advises against travel to Singapore but only advises travellers to take precautions. Following the strong control and precautionary measures introduced by the Singapore government we expect the World Health Organisation to declare Singapore SARS free in the near future.

In respect of the other regions, the RevPAR decline for April was 23% in New York, 20% in the rest of the USA, 25% in London and 15% in the rest of Europe. Australasia continued to show growth and its RevPAR was up 6% for the month of April. This gives an overall Group RevPAR fall of 26%.

In the first two weeks of May we have seen a significant improvement in trading in the United States and Europe. We are confident that the containment of SARS in Asia will result in a further improvement in Group trading.

In the light of the factors mentioned above, coupled with our decision not to recognise business interruption insurance for the Millenium Hilton, our profit for the six months to 30 June will be significantly lower than the equivalent period in 2002. However, the Group is financially sound and is well positioned to meet the existing challenges in the global marketplace.

- End -

Appendix

Consolidated profit and loss account

	3 months ended 31 March 2003 £m Unaudited	3 months ended 31 March 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
TURNOVER			
Group and share of joint ventures	**136.6**	151.4	641.1
Less share of turnover of joint ventures	**(11.5)**	(15.8)	(73.6)
GROUP TURNOVER	**125.1**	135.6	567.5
Cost of sales	**(59.5)**	(62.1)	(252.1)
GROSS PROFIT	**65.6**	73.5	315.4
Administrative expenses	**(53.4)**	(56.4)	(225.6)
Other operating (expense)/income	**(2.6)**	1.4	6.5
GROUP OPERATING PROFIT	**9.6**	18.5	96.3
Share of operating profits of joint ventures	**0.8**	1.7	12.2
Share of operating profits of associated undertakings	**-**	0.1	0.4
TOTAL OPERATING PROFIT	**10.4**	20.3	108.9
Profit on sale of fixed assets	**6.1**	-	-
Interest payable less receivable			
Group	**(10.4)**	(10.9)	(41.8)
Joint ventures	**(1.4)**	(1.7)	(6.5)
Associated undertakings	**-**	(0.1)	(0.4)
	(11.8)	(12.7)	(48.7)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**4.7**	7.6	60.2
Tax on profit on ordinary activities	**(1.3)**	(2.2)	(14.4)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**3.4**	5.4	45.8
Minority interests - equity	**(1.8)**	(2.9)	(7.8)
Profit for the financial period	**1.6**	2.5	38.0
Dividends paid and proposed	**-**	-	(35.3)
RETAINED PROFIT FOR THE FINANCIAL PERIOD	**1.6**	2.5	2.7
Basic earnings per share	**0.6p**	0.9p	13.4p
Diluted earnings per share	**0.6p**	0.9p	13.4p

Consolidated statement of total recognised gains and losses

	3 months ended 31 March 2003 £m Unaudited	3 months ended 31 March 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Profit for the financial period	1.6	2.5	38.0
Gain/(loss) on foreign currency translation	13.6	17.5	(62.6)
Deficit on revaluation of fixed assets	-	-	(0.3)
Total gains and losses relating to the financial period	15.2	20.0	(24.9)
Prior year adjustments	-	(62.5)	(62.5)
Total gains and losses recognised since last annual report	15.2	(42.5)	(87.4)

Note of historical cost profits and losses

	3 months ended 31 March 2003 £m Unaudited	3 months ended 31 March 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Reported profit on ordinary activities before taxation	4.7	7.6	60.2
Difference between a historical cost depreciation charge and the actual depreciation charge for the period calculated on the revalued amount	0.1	0.1	0.5
Historical cost profit on ordinary activities before taxation	4.8	7.7	60.7
Historical cost profit for the period retained after taxation, minority interests and dividends	1.7	2.6	3.2

Consolidated balance sheet

	31 March 2003 £m Unaudited	31 March 2002 £m Unaudited	31 December 2002 £m Audited
FIXED ASSETS			
Tangible assets	**2,226.1**	2,326.5	2,185.4
Investments in joint ventures			
Share of gross assets	**289.3**	323.1	288.1
Share of gross liabilities	**(201.8)**	(232.6)	(205.1)
Share of minority interests	**(21.9)**	(22.7)	(21.2)
Loans to joint ventures	**36.7**	40.8	36.1
	102.3	108.6	97.9
Investment in associated undertakings	**2.2**	5.9	6.2
Investments	**0.6**	0.3	0.3
	105.1	114.8	104.4
	2,331.2	2,441.3	2,289.8
CURRENT ASSETS			
Stocks	**15.1**	13.7	15.7
Debtors falling due within one year	**79.8**	103.9	75.6
Debtors falling due after more than one year	**2.2**	7.9	2.0
	82.0	111.8	77.6
Cash at bank and in hand	**49.5**	89.3	59.1
	146.6	214.8	152.4
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(76.4)**	(137.3)	(115.8)
Other liabilities	**(174.5)**	(218.0)	(176.4)
	(250.9)	(355.3)	(292.2)
NET CURRENT LIABILITIES	**(104.3)**	(140.5)	(139.8)
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,226.9**	2,300.8	2,150.0
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(676.5)**	(648.3)	(618.8)
Other liabilities	**(13.6)**	(17.5)	(15.2)
	(690.1)	(665.8)	(634.0)
PROVISIONS FOR LIABILITIES AND CHARGES	**(48.9)**	(45.9)	(49.7)
NET ASSETS	**1,487.9**	1,589.1	1,466.3

CAPITAL AND RESERVES

Called up share capital	**84.8**	84.7	84.8
Share premium account	**845.6**	845.5	845.6
Revaluation reserve	**311.9**	323.7	308.4
Profit and loss account	**123.8**	177.0	112.1
SHAREHOLDERS' FUNDS - EQUITY	**1,366.1**	1,430.9	1,350.9
MINORITY INTERESTS - EQUITY	**121.8**	158.2	115.4
TOTAL CAPITAL EMPLOYED	**1,487.9**	1,589.1	1,466.3

	31 March 2003 £m Unaudited	31 March 2002 £m Unaudited	31 December 2002 £m Audited
CASH FLOW STATEMENT			
Net cash inflow from operating activities	**8.8**	19.2	122.2
Dividends received from associated undertakings	**-**	-	0.2
Dividends received from joint ventures	**-**	-	0.1
Returns on investments and servicing of finance	**(10.8)**	(14.4)	(50.0)
Taxation refund/(paid)	**1.5**	(2.8)	(11.6)
Capital expenditure and financial investment	**(3.5)**	(3.4)	(12.2)
Acquisitions and disposals	**(2.6)**	-	-
Equity dividends paid	**-**	-	(35.3)
Cash (outflow)/inflow before use of liquid resources and financing	**(6.6)**	(1.4)	13.4
Management of liquid resources	**-**	-	30.6
Financing			
Net cash from the issue of shares and purchase of minority interests	**-**	0.2	(37.2)
(Decrease)/increase in debt and lease financing	**(2.2)**	8.8	8.1
Net cash (outflow)/inflow from financing	**(2.2)**	9.0	(29.1)
(Decrease)/increase in cash in the period	**(8.8)**	7.6	14.9
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT			
(Decrease)/increase in cash in the period	**(8.8)**	7.6	14.9
Cash inflow from decrease in liquid funds	**-**	-	(30.6)
Cash outflow/(inflow) from the decrease/(increase) in debt and lease financing	**2.2**	(8.8)	(8.1)
Change in net debt resulting from cash flows	**(6.6)**	(1.2)	(23.8)

Acquisitions	(12.7)	-	-
Deferred finance costs	-	-	0.2
Translation differences and other non cash movements	(8.6)	(9.7)	33.5
Movement in net debt in the period	(27.9)	(10.9)	9.9
Net debt at 1 January 2003	(675.5)	(685.4)	(685.4)
Net debt at 31 March 2003	(703.4)	(696.3)	(675.5)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	31 March 2003 £m Unaudited	31 March 2002 £m Unaudited	31 December 2002 £m Audited
Operating profit	**9.6**	18.5	96.3
Depreciation	**9.8**	10.1	39.8
(Gain)/loss on disposal of fixed assets	**(0.1)**	(0.1)	0.4
Decrease/(increase) in stocks	**0.2**	(0.1)	0.1
Increase in debtors	(11.6)	(11.5)	(4.3)
Increase/(decrease) in creditors	0.9	2.4	(9.7)
Decrease in provisions	-	(0.1)	(0.4)
Net cash inflow from operating activities	**8.8**	19.2	122.2

ANALYSIS OF NET DEBT

	As at 1 January 2003 £m	**Cash flow £m**	**Acquisitions excluding cash and overdrafts £m**	**Translation differences and other non cash movements £m**	**As at 31 March 2003 £m**
Cash	46.2	(8.8)		1.5	**38.9**
Overdrafts	(1.8)			0.1	**(1.7)**
		(8.8)			
Short term deposits	12.9			(2.3)	**10.6**
Debt due after one year	(465.0)	(51.8)		(5.7)	**(522.5)**
Debt due within one year	(86.5)	53.9	(12.7)	(3.5)	**(48.8)**
Finance Leases	(18.3)	0.1		(0.3)	**(18.5)**
Bonds due after one year	(147.4)	-		1.9	**(145.5)**
Bonds due within one year	(15.6)	-		(0.3)	**(15.9)**
		2.2			
	(675.5)	(6.6)	(12.7)	(8.6)	**(703.4)**

ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	31 March 2003 £m	31 March 2002 £m	31 December 2002 £m
	Unaudited	Unaudited	Audited
Returns on investment and servicing of finance			
Interest received	**0.6**	0.9	4.6
Interest paid	**(10.4)**	(12.6)	(46.5)
Loan arrangement fees paid	**(0.3)**	-	(2.9)
Interest element of finance lease rental payments	**(0.3)**	(0.3)	(1.2)
Dividends paid to minorities	**(0.4)**	(2.4)	(4.0)
Net cash outflow for returns on investments and servicing of finance	**(10.8)**	(14.4)	(50.0)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(5.8)**	(5.7)	(28.6)
Hilton capital expenditure	**(6.3)**	(0.4)	(5.1)
Insurance capital claim receipts	**-**	-	18.9
Purchase of development properties	**-**	-	(2.1)
Proceeds from the sale of development properties	**1.6**	0.3	0.3
Sale of properties held for resale	**-**	2.4	3.2
Sale of other fixed assets	**6.7**	-	0.3
Decrease in investments, associates and joint ventures	**0.3**	-	-
Repayment in loans to associated undertakings and joint ventures	**-**	-	0.9
Net cash outflow for capital expenditure and financial investment	**(3.5)**	(3.4)	(12.2)
Acquisitions and disposals			
Acquisition of subsidiary undertakings	**(2.6)**	-	-
Net cash outflow for acquisitions and disposals	**(2.6)**	-	-
Management of liquid resources			
Cash withdrawn from short term deposit	**-**	-	30.6
Net cash inflow from management of liquid resources	**-**	-	30.6
Financing			
Issue of shares from the exercise of options	**-**	0.2	0.2
Purchase of shares in minorities	**-**	-	(37.4)
	-	0.2	(37.2)

Drawdown of third party loans	59.8	40.7	165.2
Repayment of third party loans	(61.9)	(31.3)	(155.0)
Capital element of finance lease repayment	(0.1)	(0.6)	(2.1)
	(2.2)	8.8	8.1
Net cash outflow from financing	(2.2)	9.0	(29.1)

Segmental Analysis

	3 months ended 31 March 2003 Reported Currency Unaudited £m	3 months ended 31 March 2002 Reported Currency Unaudited £m	Year ended 31 Dec 2002 Reported Currency Audited £m
GROUP TURNOVER			
New York	**12.5**	16.1	68.0
Regional US	**24.1**	25.9	119.7
London	**15.6**	17.3	75.3
Regional Europe	**21.1**	21.3	88.6
Asia	**34.0**	39.2	157.6
Australasia	**17.8**	15.8	58.3
Group	**125.1**	135.6	567.5
OPERATING (LOSS)/PROFIT			
New York	**(0.5)**	1.3	10.7
Regional US	**(2.2)**	(0.8)	8.1
London	**5.4**	5.3	24.6
Regional Europe	**1.6**	2.2	9.3
Asia	**5.7**	7.4	34.9
Australasia	**5.3**	4.7	14.4
Group	**15.3**	20.1	102.0
Other operating (expense)/income	**(2.6)**	1.4	6.5
Central costs and other items	**(3.1)**	(3.0)	(12.2)
GROUP OPERATING PROFIT	**9.6**	18.5	96.3
Share of operating profits of joint ventures	**0.8**	1.7	12.2
Share of operating profits of associated undertakings	**-**	0.1	0.4
Profit on sale of fixed assets	**6.1**	-	-
Interest payable less receivable	**(11.8)**	(12.7)	(48.7)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**4.7**	7.6	60.2

Notes.

1. **Basis of preparation** These statements have been prepared under the historic cost convention, modified to include the revaluation of certain hotels. Preparation is in accordance with the Group's accounting policies as set out in the financial statements for the year ended 31 December 2002.

   The comparative figures for the financial year ended 31 December 2002 are not the Group's statutory accounts for that financial year but are abridged from them. Those accounts have been reported on by the Group's auditors and, following their adoption by the Annual General Meeting on 21 May 2003, will be delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) and (3) of the Companies Act 1985.

2. **Basis of consolidation** The interim statements consolidate the accounts of Millennium & Copthorne Hotels plc and its subsidiary undertakings together with the Group's share of the net assets and results of its joint ventures and associated undertakings.

   The results of the subsidiary undertakings acquired are included in the profit and loss account from the effective date of acquisition. The Group's share of the results and the net assets of its associated undertakings and joint ventures are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

3. **Taxation** A tax charge has been accrued to reflect the estimated effective tax rate for the full year of 27.7% (2002 full year: 23.9%).

4. **Earnings per share** The basic earnings per share of 0.6p (2002: 0.9p) are based on earnings of £1.6 million (2002: £2.5 million) and a weighted average number of shares in issue of 282.6 million (2002: 282.6 million) being the average number of shares in issue in the period. Fully diluted earnings per share of 0.6p (2002: 0.9p) are based on a weighted average number of shares in issue of 282.7 million (2002: 282.7 million) being the average number of shares in issue during the period adjusted for the exercise of share options.

Key Operating Statistics

	3 months ended 31 March 2003 Reported Currency	3 months ended 31 March 2002 Constant Currency	3 months ended 31 March 2002 Reported Currency	Year ended 31 December 2002 Reported Currency
OCCUPANCY (%)				
New York	**81.2**	82.8	82.8	83.3
Rest of USA	**50.9**	44.3	44.3	54.0
USA	**56.4**	51.8	51.8	59.7
London	**75.4**	80.9	80.9	83.1
Rest of Europe	**65.5**	66.1	66.1	68.6
Europe	**69.9**	72.6	72.6	75.0
Asia	**61.0**	65.7	65.7	66.4
Australasia	**80.1**	80.0	80.0	70.4
Group	**64.9**	65.6	65.6	67.2
AVERAGE ROOM RATE (£)				
New York	95.56	103.07	115.56	120.28
Rest of USA	**57.47**	63.79	71.52	70.83
USA	**67.53**	76.04	85.25	84.29
London	**72.97**	76.63	76.63	79.86
Rest of Europe	**68.85**	72.33	69.81	68.94
Europe	**70.82**	74.45	73.17	74.30
Asia	**53.60**	54.27	58.78	59.26
Australasia	**37.03**	35.75	30.95	31.46
Group	**58.90**	61.64	63.73	65.73
REVENUE PER AVAILABLE ROOM (£)				
New York	**77.59**	85.34	95.68	100.19
Rest of USA	**29.25**	28.26	31.68	38.25
USA	**38.09**	39.39	44.16	50.32
London	**55.02**	61.99	61.99	66.36
Rest of Europe	**45.10**	47.81	46.14	47.29
Europe	**49.50**	54.05	53.12	55.73
Asia	**32.70**	35.66	38.62	39.35
Australasia	**29.66**	28.60	24.76	22.15
Group	**38.23**	40.44	41.81	44.17